Filed Pursuant Rule 424(b)(3)
Registration No. 333-299100

SUPPLEMENT NO. 2
(To the Joint Proxy Statement/Prospectus dated October 19, 2026)
INTRODUCTION AND EXPLANATORY NOTE
This Supplement No. 2 (this “supplement”) further amends and supplements the definitive joint proxy statement/prospectus dated October 19, 2026 (as thereafter supplemented on October 30, 2026, the “joint proxy statement/prospectus”) that was filed by Patrick Industries, Inc., an Indiana corporation (“Patrick”), and LCI Industries, a Delaware corporation (“LCI”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2026, and first mailed by Patrick to its shareholders and LCI to its stockholders beginning on or about such date, in connection with their respective special meetings to be held on November 18, 2026 relating to the Agreement and Plan of Merger, dated as of June 30, 2026 (the “merger agreement”), by and among Patrick, Planet First Merger Sub Inc., a direct wholly owned subsidiary of Patrick (“First Merger Sub”), Planet Second Merger Sub LLC, a direct wholly owned subsidiary of Patrick (“Second Merger Sub”), and LCI. Pursuant to the merger agreement, among other things and subject to the satisfaction or waiver of the conditions set forth therein, First Merger Sub will merge with and into LCI (the “First Merger”), with LCI surviving the First Merger as a direct wholly owned subsidiary of Patrick, and immediately thereafter, LCI will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “merger”), with Second Merger Sub surviving the Second Merger as a direct wholly owned subsidiary of Patrick. Capitalized terms used in this supplement and not otherwise defined herein have the respective meanings ascribed to them in the joint proxy statement/prospectus.
The purpose of this supplement is to update and supplement information contained in the joint proxy statement/prospectus. This supplement modifies the joint proxy statement/prospectus and should be read in conjunction with the joint proxy statement/prospectus, the annexes to the joint proxy statement/prospectus and the documents incorporated by reference therein, each of which should be read in its entirety. To the extent that information in this supplement differs from, updates or conflicts with information contained in the joint proxy statement/prospectus, the information in this supplement is more current and supersedes the information in the joint proxy statement/prospectus. The joint proxy statement/prospectus is available on the SEC’s website at www.sec.gov. If you need a copy of the joint proxy statement/prospectus, or if you have any questions concerning the merger agreement, the merger, the special meeting of Patrick’s shareholders, the special meeting of LCI’s stockholders, the joint proxy statement/prospectus or this supplement, or need help submitting a proxy to have your shares of Patrick common stock or LCI common stock voted, please contact the appropriate company or its proxy solicitor at the following addresses and telephone numbers:

For Patrick Shareholders:	For LCI Stockholders:
Patrick Industries, Inc. 107 W. Franklin Street Elkhart, Indiana 46516 Attention: Office of the Secretary irrequests@patrickind.com	LCI Industries 3501 County Road 6 East Elkhart, Indiana 46514 Attention: Investor Relations investors@LCI1.com

Proxy Solicitor: D.F. King & Co, Inc. 28 Liberty Street, Floor 53 New York, NY 10005 Call Toll-Free: (800) 859-8509 Banks and Brokers Call: (212) 448-4476 Email: LCII@dfking.com
Except to the extent described in this supplement, none of the items or information contained in the joint proxy statement/prospectus is affected by this supplement.
This supplement does not affect the date or time of the special meeting of Patrick shareholders (the “Patrick special meeting”), which will be held on November 18, 2026, at 10:00 a.m., Eastern Time, or the date or time of the special meeting of LCI stockholders (the “LCI special meeting”), which will be held on November 18, 2026, at 9:00 a.m., Eastern Time, or the record date for stockholders entitled to notice of, and to vote at, the Patrick special meeting or LCI special meeting or any adjournments or postponements thereof.

This supplement does not affect the validity of any proxy card or voting instructions any stockholder may have previously delivered, and no action in connection with this supplement is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. Information about voting or revoking a proxy appears on pages 13 and 14 of the joint proxy statement/prospectus. If any stockholders have not already submitted a proxy for use at the Patrick special meeting or LCI special meeting, as applicable, they are urged to do so promptly.
This supplement is not complete without the joint proxy statement/prospectus, and you are urged to read carefully this supplement together with the joint proxy statement/prospectus. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 27 of the joint proxy statement/prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the joint proxy statement/prospectus, the merits or fairness of the merger, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
This supplement is dated November 9, 2026, and the information contained herein speaks only as of such date unless the information specifically indicates that another date applies.
LITIGATION RELATED TO THE MERGER
As of the date of this supplement, two complaints have been filed by purported LCI stockholders against LCI and members of the LCI board in New York state courts. In general, the two complaints (the “complaints”) allege that the defendants were negligent in misrepresenting or omitting material facts under New York common law because the joint proxy statement/prospectus misrepresents or omits certain purportedly material information, among other things. In addition, as of the date of this supplement, Patrick has, to its knowledge, received two demand letters from purported shareholders of Patrick (the “Patrick demand letters”), and LCI has, to its knowledge, received 13 demand letters from purported stockholders of LCI (the “LCI demand letters” and, together with the Patrick demand letters, the “demand letters”). The demand letters allege that the joint proxy statement/prospectus misrepresents and/or omits certain purportedly material information relating to the background of the merger, Patrick’s or LCI’s financial projections and financial analyses performed by Patrick’s or LCI’s financial advisors, among other things. It is possible that additional similar demand letters and/or lawsuits may be received or filed. If this occurs, absent materially new or different allegations, Patrick and LCI do not intend to disclose such additional demand letters or lawsuits, except as required by applicable law.
Patrick and LCI believe that the disclosures set forth in the joint proxy statement/prospectus comply fully with applicable law and exchange rules and that no further disclosure beyond what is already contained in the proxy statement/prospectus is required under applicable law or exchange rules. However, in order to moot these disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the merger, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Patrick and LCI are voluntarily supplementing certain disclosures in the joint proxy statement/prospectus related to these disclosure claims with the disclosures set forth below in this supplement. Nothing in this supplement shall be deemed an admission of the legal merit, necessity or materiality under applicable laws or rules of any of the disclosures set forth herein. To the contrary, Patrick and LCI specifically dispute all allegations in the Patrick demand letters and LCI demand letters, respectively, that any additional disclosure was or is required or material.
UPDATE TO OPINIONS OF PATRICK’S FINANCIAL ADVISORS
The following information supplements the corresponding information under the heading “The Merger—Opinions of Patrick’s Financial Advisors” beginning on page 97 of the joint proxy statement/prospectus.

Public Trading Multiples
The section under the heading “Opinion of J.P. Morgan Securities LLC—Public Trading Multiples” is amended and restated in its entirety as follows (new text is indicated by bold, underlined text):
Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Patrick and LCI with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Patrick and LCI, respectively. The companies selected by J.P. Morgan were as follows:
•Polaris Inc.,
•Brunswick Corporation,
•THOR Industries, Inc.,
•Winnebago Industries, Inc.,
•Fox Factory Holding Corp. and
•Dometic Group AB.
These companies were selected by J.P. Morgan, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to Patrick and LCI. However, certain of these companies may have characteristics that are materially different from those of Patrick and LCI, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Patrick or LCI, as applicable.
Using publicly available information, J.P. Morgan calculated, for each selected company, the multiple of the firm value (calculated as equity value, plus or minus, as applicable, net debt or net cash) (the “FV”) to the analyst consensus estimates of fiscal years 2026 and 2027 adjusted EBITDA for the applicable company (each calculated as  earnings before interest, tax, depreciation, amortization, and post-stock-based compensation) (“FV / 2026E Adj.  EBITDA” and “FV / 2027E Adj. EBITDA,” respectively).
The FV / 2026E Adj. EBITDA and FV / 2027E Adj. EBITDA multiples for each selected company were as follows:

	FV / 2026E Adj. EBITDA Multiple	FV / 2027E Adj. EBITDA Multiple
Polaris Inc.	11.1x	9.2x
Brunswick Corporation	10.7x	9.3x
THOR Industries, Inc.	8.2x	7.7x
Winnebago Industries, Inc.	9.8x	8.7x
Fox Factory Holding Corp.	8.6x	7.9x
Dometic Group AB	7.2x	6.4x
Based on the results of this analysis, J.P. Morgan selected a FV / 2026E Adj. EBITDA multiple reference range for Patrick and LCI of 7.00x to 11.25x and a FV / 2027E Adj. EBITDA multiple reference range for Patrick and LCI of 6.25x to 9.50x and applied such reference ranges respectively to Patrick’s and LCI’s estimated 2026 and

2027 projected EBITDA for the fiscal years 2026 and 2027. The analysis derived the following ranges of implied equity value per share of Patrick common stock and LCI common stock (rounded to the nearest $0.10):

Company	Metric	Implied Equity Value Per Share
Patrick	FV / 2026E Adj. EBITDA	$61.20 - $118.40
	FV / 2027E Adj. EBITDA	$63.40 - $113.40
LCI	FV / 2026E Adj. EBITDA	$107.10 - $190.60
	FV / 2027E Adj. EBITDA	$115.70 - $191.40
J.P. Morgan compared the range of implied equity value per share of (i) Patrick common stock to the share price of Patrick common stock of $93.18 on June 29, 2026 and (ii) LCI common stock to the share price of LCI common stock of $100.12 on June 29, 2026.
Discounted Cash Flow Value Analysis
The section under the heading “Opinion of Robert W. Baird & Co. Incorporated — Patrick Discounted Cash Flow Analysis” is amended and restated in its entirety as follows (new text is indicated by bold, underlined text):
Patrick Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing Patrick’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2026 to 2030, as provided by Patrick’s senior management in the Forecasts. In this analysis, Baird calculated the present values of the unlevered free cash flows from 2026 to 2030 by discounting these amounts at rates ranging from 10.0% to 11.0%, based on the capital asset pricing model. Baird calculated the present values of the free cash flows beyond 2030 by assuming perpetuity growth rates ranging from 3.0% to 2.0%, based on Baird’s professional judgement. The summation of the present values of the unlevered free cash flows and the present values of the terminal values (of $3,769.1 million to $5,108.5 million) implied enterprise values ranging from $5,403.5 million to $6,784.0 million. Baird compared these enterprise values with the enterprise value of Patrick of $4,455 million in the merger.
The section under the heading “Opinion of Robert W. Baird & Co. Incorporated — LCI Discounted Cash Flow Analysis” is amended and restated in its entirety as follows (new text is indicated by bold, underlined text):
LCI Discounted Cash Flow Analysis. In order to assess the relative public market valuation of LCI, Baird performed a discounted cash flow analysis utilizing LCI’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2026 to 2030, as provided by Patrick management. In this analysis, Baird calculated the present values of the unlevered free cash flows from 2026 to 2030 by discounting these amounts at rates ranging from 10.0% to 11.0%, based on the capital asset pricing model. Baird calculated the present values of the free cash flows beyond 2030 by assuming perpetuity growth rates ranging from 3.0% to 2.0%, based on Baird’s professional judgment. The summation of the present values of the unlevered free cash flows, excluding the Expected Synergies, and the present values of the terminal values (of $3,101.2 million to $4,203.1 million) implied enterprise values ranging from $4,525.0 million to $5,662.4 million. Baird compared these implied enterprise values with the enterprise value of LCI of $3,672 million implied in the merger.

UPDATE TO OPINION OF LCI’S FINANCIAL ADVISOR
The following information supplements the corresponding information under the heading “The Merger—Opinion of LCI’s Financial Advisor” beginning on page 116 of the joint proxy statement/prospectus.
Selected Public Companies Analysis
The section under the heading “Opinion of Perella Weinberg Partners LP—Summary of PWP’s Financial Analyses—Selected Public Companies Analysis” is amended and supplemented as follows:
1.By adding the following sentences and tables immediately preceding the first full paragraph on page 120 of the joint proxy statement/prospectus:
The following table sets forth the EV / 2026E EBITDA and EV / 2027E EBITDA multiples for LCI, Patrick, and each of the selected public companies:

Company (1)	EV / 2026E EBITDA	EV / 2027E EBITDA
LCI	7.2x	6.7x
Patrick	9.5x	8.6x
RV and Enthusiast Peers
Brunswick Corporation	10.7x	9.3x
Polaris Inc.	11.3x	9.4x
Thor Industries Inc.	8.2x	7.6x
Yeti Holdings Inc.	13.0x	11.7x
Dometic Group AB	7.4x	6.5x
Fox Factory Holding Corp.	8.6x	7.9x
Winnebago Industries	9.7x	8.7x
Other Reference Peers
Griffon Corp.	12.3x	11.7x
UFP Industries	8.7x	7.7x
Hayward Holdings Inc.	14.2x	13.0x
Thule Group AB	12.3x	11.1x
Holley Inc.	6.8x	6.4x
__________________
(1)As of 06/29/2026; Consensus EBITDA estimates for Patrick, Thor, Hayward, Yeti, Fox Factory and Holley are reduced by projected stock-based compensation to be on a like-for-like basis with LCI and other peers.
Set forth below are the composite mean and median multiples resulting from this analysis:

Peer Composite(1)	EV / 2026E EBITDA	EV / 2027E EBITDA
Median
RV and Enthusiast Peers	9.7x	8.7x
Other Reference Peers	12.3x	11.1x
Mean
RV and Enthusiast Peers	9.8x	8.7x
Other Reference Peers	10.9x	10.0x
__________________
(1)As of 06/29/2026; Consensus EBITDA estimates for Patrick, Thor, Hayward, Yeti, Fox Factory and Holley are reduced by projected stock-based compensation to be on a like-for-like basis with LCI and other peers.

2.By amending and restating the second full paragraph on page 120 of the joint proxy statement/prospectus as follows (new text is indicated by bold, underlined text and deleted text is indicated by strikethrough text):
Based on the analysis of the relevant metrics described above and on professional judgments made by PWP, PWP selected and applied a range of multiples of (i) 7.0x to 9.0x to EV / 2026E EBITDA for LCI using the LCI Standalone Projections and consensus third-party research estimates, (ii) 6.5x to 8.5x to EV / 2027E EBITDA for LCI using the LCI Standalone Projections and consensus third-party research estimates, (iii) 9.0x to 11.0x to EV / 2026E EBITDA for Patrick using the Patrick Standalone Projections and consensus third-party research estimates and (iv) 8.0x to 10.0x to EV/ 2027E EBITDA for Patrick using the Patrick Standalone Projections and consensus third-party research estimates, in each case reducing Patrick’s EBITDA by stock-based compensation consistent with the treatment of LCI and the applicable peers. PWP selected the multiple ranges for LCI and Patrick utilizing its professional judgment and experience, taking into account current and historical trading multiples for LCI, Patrick, and the selected public companies, including the historical trading multiple differential between LCI and Patrick, which PWP attributed to differences in their historical and projected financial performance and respective capital allocation strategies. From these analyses, for each of LCI and Patrick, PWP derived ranges of implied equity values from the enterprise values by adding cash ~~and other investments~~ and subtracting debt ~~and net non-operating liabilities~~. PWP calculated implied values per share by dividing the implied equity values by the applicable diluted shares ~~(based upon the number of issued and outstanding shares and other equity interests in each case provided by the managements of LCI and Patrick, as applicable, and using the treasury method for calculation of option dilution)~~, based on approximately 24.751 million diluted shares of LCI and 33.358 million diluted shares of Patrick, in each case as of June 29, 2026 and based on closing share prices on that date. LCI’s convertible notes due 2026 and 2030 were out of the money as of such date and were excluded from diluted shares, with their principal amounts included in debt. Patrick’s convertible notes due 2028 were included in debt, and the associated warrants were included in diluted shares using the treasury stock method at the warrant strike price of $79.91. The ranges of implied values per share derived from these calculations are summarized in the following table:
Discounted Cash Flow Value Analysis
The section under the heading “Opinion of Perella Weinberg Partners LP— Summary of PWP’s Financial Analyses—Discounted Cash Flow Value Analysis” is amended and supplemented as follows:
1.By adding the following paragraph immediately preceding the second-to-last full paragraph on page 121 of the joint proxy statement/prospectus:
The discount rates used by PWP for each of LCI and Patrick were determined based on an estimated range of each company’s weighted average cost of capital, derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including each company’s target capital structure, cost of long-term debt, forecasted tax rate, and unlevered and levered (Barra) beta, as well as certain financial metrics for the United States financial markets generally, including the market risk premium and the 20-year U.S. Treasury rate (30-day average) as of June 29, 2026.
2.By amending and restating the last full paragraph on page 121 of the joint proxy statement/prospectus as follows (new text is indicated by bold, underlined text and deleted text is indicated by strikethrough text):
From the ranges of implied enterprise values generated by the foregoing analysis, for each of LCI and Patrick, PWP derived ranges of implied equity values by adding cash and other investments and subtracting debt, net of non-operating liabilities, in each case as of March 31, 2026, with debt shown net of unamortized deferred financing fees. To calculate the implied equity value of LCI, PWP added cash and cash equivalents of $142 million and subtracted total debt of $945 million. To calculate the implied equity value of Patrick, PWP added cash and cash equivalents of $37 million and subtracted total debt of $1,385 million. PWP calculated implied values per share by dividing the implied equity values by the applicable diluted shares ~~(based upon the number of issued and outstanding shares and other equity interests in each case provided by the managements of LCI and Patrick, as applicable, and using the treasury method for calculation of option dilution)~~, based on approximately 24.751 million diluted shares of LCI and 33.358 million diluted shares of Patrick, in each case as of June 29, 2026 and based on closing share prices on that date. LCI’s convertible notes due 2026 and 2030 were out of the money as of such date and were excluded from diluted shares, with their principal amounts included in debt. Patrick’s convertible notes due 2028 were included in debt, and the associated warrants were included in diluted shares using the treasury stock method at the warrant strike price of $79.91. The ranges of implied values per share derived from these calculations are summarized in the following table:
UPDATE TO CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION
The following information supplements the corresponding information under the heading “The Merger— Certain Unaudited Prospective Financial Information” beginning on page 124 of the joint proxy statement/prospectus.
The section is amended and supplemented by adding the following paragraph immediately following the third paragraph of such section (which begins with “The forecasted financial information is not included in this joint proxy statement/prospectus to influence any decision on whether to vote for the Patrick proposals or the LCI proposals”):
The forecasted financial information was prepared by Patrick’s management and/or LCI’s management, as applicable, and provided to the Patrick board and the LCI board, as applicable, and to J.P. Morgan and Baird in connection with the merger. Neither Baird nor J.P. Morgan independently verified such projections and, at Patrick’s direction, assumed that they were reasonably prepared on bases reflecting the best then-available estimates and judgments of Patrick’s management and/or LCI’s management, as applicable, as to the expected future financial performance of Patrick and/or LCI, as applicable.
--END OF SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS--
Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction between Patrick and LCI, Patrick filed with the SEC a registration statement on Form S-4 (File No. 333-299100) that included a preliminary joint proxy statement of Patrick and LCI that also serves as a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction. The registration statement was declared effective by the SEC on October 19, 2026, and Patrick and LCI commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about October 19, 2026. LCI and Patrick filed a supplement to the definitive joint proxy statement/prospectus on October 30, 2026. This supplement is not a substitute for the joint proxy statement/prospectus. Patrick and LCI may file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PATRICK AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement, the joint proxy statement/prospectus and other documents filed with the SEC by Patrick and LCI through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Patrick are available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.” Copies of documents filed with the SEC by LCI are available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”
No Offer or Solicitation
This supplement does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Special Note Regarding Forward-Looking Statements
Information in this supplement, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Patrick and LCI, including future financial and operating results (including the anticipated impact of the transaction on Patrick’s and LCI’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Patrick or LCI to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by Patrick shareholders or LCI stockholders, (5) the ability by each of Patrick and LCI to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Patrick, LCI or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Patrick and LCI. Additional factors which could affect future results of Patrick and LCI can be found in Patrick’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and LCI’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and LCI’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Patrick and LCI disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this supplement, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.